EXHIBIT B

                      Memorandum of Understanding


This Memorandum of Understanding is dated this 26th day of September, 1995, is by and between H.H. Gregg ("Gregg") and PSI Energy, Inc. ("PSI"); and sets out the intentions of both parties relating to a potential strategic alliance, retail pilot program, and expanded retail program and alliance.

WHEREAS:


     A. The parties intend for this Memorandum of Understanding to represent an outline of events which would lead to a strategic alliance, a retail pilot program and an expanded retail program and alliance. Neither party intends to be legally bound by any of the provisions of this Memorandum; and

     B. Gregg, a privately-owned company, is engaged in the retail sale of electronics and appliances through stores located in the State of Indiana; and

     C. PSI, a wholly-owned subsidiary of Cinergy Corp., is engaged in the business of generating, transmitting and distributing electricity to its customers in the State of Indiana, with customer service offices located throughout the state; and

     D. Gregg and PSI intend to work together through a strategic alliance to develop and implement a pilot program utilizing a maximum of five (5) PSI field office locations and Gregg s electronic and appliance distribution infrastructure, to sell electronics and appliances at the retail level; and

     E. Based on the success of the pilot program, Gregg and PSI may enter into subsequent discussions to expand the program and to explore the potential for other strategic alliances.

THE PARTIES STATE THAT THEIR MUTUAL INTENT IS AS FOLLOWS:

1.   Strategic Alliance

     1.1 The alliance is expected to begin in October 1995 and last approximately 12 to 15 months.

     1.2 During this period, Gregg intends to provide electronic and appliance retailing expertise along with inventory, delivery and service support.

     1.3  During this period, PSI intends to provide and staff a maximum of five
(5) PSI field office locations for the display and sale of electronic and appliance equipment.

     1.4 PSI and Gregg would expect to mutually agree on the five (5) PSI offices as pilot locations to test the retailing of electronics and appliances.

     1.5 PSI and Gregg intend to establish a level of dollar sales for each location in order to determine the location s success. This level is expected to be approximately $240,000 per year in sales.

     1.6 PSI would intend to market these electronics and appliances using its best efforts.

2.   Retail Pilot Program

     2.1 Gregg intends to stock the PSI office locations with display inventory on consignment. Display products will be expected to change as needed for new models. At the termination of the pilot program, the display models would be returned to Gregg or purchased by PSI.

     2.2 PSI, through the assistance of Gregg, intends to arrange with a third party, the option for customers to finance their purchases.

     2.3 When a customer makes a purchase from a PSI location, PSI would expect to notify Greg s commercial ordering center creating the orders, to deliver the product to the customer and bill PSI.

     2.4 PSI would be charged $25.00 per customer stop or the UPS charge, whichever is less, for the delivery of appliances and major electronics. Customers would have the option to pick up smaller purchases at the PSI office without an additional delivery fee.

     2.5 Product service warranties are expected to be billed to PSI at the manufacturer s rate rather than retail, allowing PSI the option to sell extended warranties.

     2.6 Gregg intends to establish sales volume levels with PSI that would allow PSI to purchase products at even lower prices, possibly 3% - 5%.

     2.7 Gregg intends to invoice PSI monthly for all products and services sold.

3.   Expanded Retail Program and Alliance

     3.1 If the pilot program is considered by both parties to be a retail and operational success, Gregg and PSI intend to review and select additional sites for electronic and appliance sales. Sites would be chosen by the parties from other field offices of PSI and/or The Cincinnati Gas & Electric Company, a wholly-owned subsidiary of Cinergy Corp.

     3.2 Gregg and PSI may also explore at that time, the possibility of entering into other strategic alliances.

     3.3 Gregg and PSI would further intend to make a reasonable effort to achieve a mutually acceptable agreement for any such expansion phase.

4.   Non-Binding Effect of Memorandum

     4.1 PSI and Gregg intend for this Memorandum of Understanding to represent an outline of events which could lead to the development of the alliance, the retail program and the expanded retail program and alliance.

     4.2 Neither party intends to be legally bound by any of the provisions of this Memorandum.

IN WITNESS WHEREOF the parties have caused this Memorandum of Understanding to be executed by their duly authorized representatives as of the day, month and year first written above.



H.H. Gregg                                   PSI Energy, Inc.


By:  /s/ Jerry Throgmartin                   By:  /s/ John M. Mutz
Printed Name: Jerry Throgmartin              Printed Name: John M. Mutz
Printed Title:  President                    Printed Title:  President